UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of October, 2007

Commission File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

1

CONTAX PARTICIPAÇÕES S.A.
Corporate Taxpayers’ ID (CNPJ) 04.032.433/0001 -80
Corporate Registry ID (NIRE) 35300180631
Publicly-Held Company

MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS’ MEETING HELD ON OCTOBER 1, 2007

I. DATE, TIME AND VENUE: On October 1, 2007, at 10:00 am, at Contax Participações S/A (“Company”) headquarters, located at Rua do Passeio, 48 to 56, parte, Centro, in the City and State of Rio de Janeiro. II. ATTENDANCE: Members representing the totality of the Board Members appointed for the current fiscal year. III. CALL NOTICE: The call notice was individually sent to the members of the Board. IV.DESK: Chairman: Mr. Ronaldo Iabrudi dos Santos Pereira and, Secretary, Mrs. Luciene Sherique. V. AGENDA: (1) Conclusion of Contax Participações S.A. (“Company”) Shares Repurchase Program; (2) Cancellation of the Treasury Shares; and (3) Split Reverse of the Company’s Shares. VI. DELIBERATIONS: Item 1: The members of the Board of Directors approved the conclusion of the Share Repurchase Plan approved by this Committee on July 26 2007. During the Program, in compliance with CVM Instruction 10/80 and subsequent amendments, the Company disbursed R$57,710,428.91, for the acquisition of 3,193,472 common shares and 18,277,422 preferred shares, being 6.5% and 8.4% common and preferred free float respectively, and 0.9% common and 5.4% preferred shares of the Company’s Capital. The acquired volume represented 86.4 % of the authorized capital by the board. Item 2: The Board of Directors approved the call of an Extraordinary Shareholders’ Meeting, to decide on the cancellation of 1,443,472 common shares and 18,277,422 preferred shares kept in treasury, with the subsequent amendment of article 5 of the Company’s Bylaws. The Company will hold 1,750,000 common shares in treasury. Item 3: the Members of the Board of Directors approved the proposal for split reverse of the Company’s shares in the proportion of 20 (twenty) existing shares for 1 (one) new share of the same type, so as to (i) reduce the administrative and operating costs for the Company and its Shareholders; (ii) improve the efficiency of the registration, control and information disclosure systems; and (iii) reduce potential information and communication errors, improving the service provided to the Company’s Shareholders. The Board of Directors authorized an Extraordinary Shareholders’ Meeting to be held in order to deliberate on the said split reverse of shares. At last, the Members of the Board of Directors became aware of and ratified the reduction in the cost of the BNDES financing operation for subsidiary TNL Contax S/A, which was approved at the Board of Directors’ Meeting held on June 20 2007. The operation’s cost was reduced from fixed TJLP + 3.0% p.a. to fixed TJLP + 2.0% p.a.. The deliberated matters were unanimously approved by all members in attendance, and the Management is authorized to carry out all acts that are necessary to the formalization of the said matters. VII. CLOSURE: Having no further issues to be addressed, the meeting was closed, for the drawing up of these minutes, which after read and found to be in compliance, were approved and signed by all the members in attendance. Rio de Janeiro, October 1 2007. (s.s.) Ronaldo Iabrudi dos Santos Pereira (CEO); Otávio Marques de Azevedo; Pedro Jereissati (alternate member); Fabio Schvartsman; Eduardo Klingelhoefer de Sá; Luiz Eduardo Falco Pires Correia; José Luis Prola Salinas; Isabel S. Ramos Kemmelmeier; and Sergio Mamede Rosa do Nascimento. This is a free translation of the original document filed in the Company’s records.

Luciene Sherique
Secretary

CONTAX PARTICIPAÇÕES S.A. BOARD OF DIRECTORS EXTRAORDINARY MEETING
October, 01 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 01, 2007

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.